Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of September 2006


                          EXCEL MARITIME CARRIERS LTD.
                 (Translation of registrant's name into English)

                          Excel Maritime Carriers Ltd.
                               Par La Ville Place
                              14 Par-La-Ville Road
                            Hamilton, HM JX, Bermuda
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes [ ]      No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

       Attached to this Report on Form 6-K as Exhibit 1 are the results of Excel Maritime Carriers Ltd.'s annual meeting of shareholders which was held at Par La Ville Place, 14 Par-La-Ville Road, Hamilton, HM JX, Bermuda on September 8, 2006, at 11:00 a.m. (Bermuda time).

                                                                       Exhibit 1

Hamilton, Bermuda, September 13, 2006

EXCEL MARITIME CARRIERS LTD. (EXM:NYSE) (the "Company") today announced that on September 8, 2006, the annual general meeting of the Company's shareholders (the "Annual General Meeting") was duly held at the Company's registered office in Bermuda. At the meeting the following proposals were approved and adopted: 1) The election of seven (7) Directors of the Company, 2) The appointment of Ernst & Young as the Company's independent auditors for the fiscal year ending December 31, 2005, 3) Certain amendments to the Company's Articles of Incorporation as set forth in proposals 3 and 4 as described in the Proxy Statement for the Annual General Meeting and 4) Certain amendments to the Company's By-Laws as set forth in proposals 5 and 6 as described in the Proxy Statement for the Annual General Meeting.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                          EXCEL MARITIME CARRIERS LTD.
                                  (registrant)


Dated:  September 13, 2006               By:  /s/ Christopher Georgakis
                                              --------------------------
                                              Christopher Georgakis
                                              Chief Executive Officer,
                                              President and Director